UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Preliminary Operating Results for the First Quarter of 2026

On April 23, 2026, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first quarter of fiscal year 2026. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by KB Financial Group’s independent auditors and are therefore subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		1Q 2026	4Q 2025	% Change Increase (Q to Q)	1Q 2025	% Change Increase (Y to Y)
Operating revenue	Specified Quarter	30,698,923	22,461,380	36.67	19,743,968	55.49
	Cumulative	30,698,923	81,378,164	—	19,743,968	55.49
Net operating profit	Specified Quarter	2,727,566	1,756,722	55.26	2,293,028	18.95
	Cumulative	2,727,566	8,517,711	—	2,293,028	18.95
Profit before income tax	Specified Quarter	2,631,140	1,271,966	106.86	2,306,606	14.07
	Cumulative	2,631,140	8,183,146	—	2,306,606	14.07
Profit for the period	Specified Quarter	1,916,469	738,785	159.41	1,699,122	12.79
	Cumulative	1,916,469	5,840,715	—	1,699,122	12.79
Profit attributable to shareholders of the parent company	Specified Quarter	1,892,401	711,429	166.00	1,697,271	11.50
	Cumulative	1,892,401	5,833,162	—	1,697,271	11.50

Notes: 1)

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, reinsurance income, gain on financial assets/liabilities at fair value through profit or loss, other insurance finance income and other operating income.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		1Q 2026	4Q 2025	% Change Increase	1Q 2025	% Change Increase
Operating revenue	Specified Quarter	15,917,918	11,102,884	43.37	10,811,411	47.23
	Cumulative	15,917,918	42,528,587	—	10,811,411	47.23
Net operating profit	Specified Quarter	1,624,950	1,201,590	35.23	1,388,909	16.99
	Cumulative	1,624,950	5,720,776	—	1,388,909	16.99
Profit before income tax	Specified Quarter	1,517,739	825,041	83.96	1,374,025	10.46
	Cumulative	1,517,739	5,315,219	—	1,374,025	10.46
Profit for the period	Specified Quarter	1,100,225	479,651	129.38	1,017,775	8.10
	Cumulative	1,100,225	3,824,819	—	1,017,775	8.10
Profit attributable to shareholders of the parent company	Specified Quarter	1,101,039	487,618	125.80	1,026,432	7.27
	Cumulative	1,101,039	3,852,166	—	1,026,432	7.27

Note: 1)	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3.	Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		1Q 2026	4Q 2025	% Change Increase (Q to Q)	1Q 2025	% Change Increase (Y to Y)
Operating revenue	Specified Quarter	8,350,937	5,196,935	60.69	2,988,287	179.46
	Cumulative	8,350,937	14,148,226	—	2,988,287	179.46
Net operating profit	Specified Quarter	453,114	243,652	85.97	224,611	101.73
	Cumulative	453,114	911,571	—	224,611	101.73
Profit before income tax	Specified Quarter	471,404	232,983	102.33	238,848	97.37
	Cumulative	471,404	906,891	—	238,848	97.37
Profit for the period	Specified Quarter	350,235	179,958	94.62	181,703	92.75
	Cumulative	350,235	682,386	—	181,703	92.75
Profit attributable to shareholders of the parent company	Specified Quarter	349,096	178,968	95.06	181,262	92.59
	Cumulative	349,096	679,737	—	181,262	92.59

Notes: 1)

The above figures are based on KB Securities’ consolidated financial statements, as a result of which the figures may differ from KB Securities’ earnings results to be released at KB Financial Group’s earnings conference for the first quarter of fiscal year of 2026, which are based on KB Financial Group’s consolidated financial statements.

2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 23, 2026	By:	/s/ Sang Rok Na
(Signature)
Name: Sang Rok Na
Title: Senior Managing Director and Chief Financial Officer